UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39547

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Multi-Bank Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Town Center Drive Suite 2300
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JEFFERY MACCAGNONE	(248)291-1100	jeffmac@mbssecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Carnaghi & Schwark PLLC
(Name – if individual, state last, first, and middle name)

30435 Groesbeck Hwy	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

05/19/2009	3421
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, JEFFERY MACCAGNONE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Multi-Bank Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature: Stephanie M Wood]
Notary Public

STEPHANIE M. WOOD
Notary Public, State of Michigan
County of Wayne
My Commission Expires Apr. 09, 2026
Acting in the County of Oakland

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 317-6135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Multi-Bank Securities, Inc.
Southfield, Michigan

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. as of December 31, 2022, and the related notes to the financial statements. In our opinion, the statement presents fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Multi-Bank Securities, Inc.'s management. Our responsibility is to express an opinion on Multi-Bank Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Multi-Bank Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Carnaghi + Schwark, PLLC

We have served as Multi-Bank Securities, Inc.'s auditor since 1989.
Roseville, Michigan
February 21, 2023

MULTI-BANK SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

	2022
Assets:	
Cash	$8,348,394
Accounts receivable:	
Brokers, dealers and clearing organization	76,217,929
Deposit - clearing organization	4,027,620
Other	47,595
Securities owned, at fair value (Note 3)	494,241,829
Prepaid expenses	422,528
Operating Lease Asset Short Term (Note 7)	391,758
Total current assets	583,697,653
Other assets:	
Operating Lease Asset Long Term Note 7)	2,434,180
Total other assets	2,434,180
Total Assets	$586,131,833

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable:	
Commissions due sales representatives	$8,635,872
Other	181,949
Securities sold, not yet purchased, at fair value	446,501,164
Accrued expenses	4,317,642
Operating Lease Liability Short Term (Note 7)	391,758
Total current liabilities	460,028,385
Operating Lease Liability Long Term (Note 7)	2,434,180
Total long-term liabilities	2,434,180
Total Liabilities	462,462,565
Stockholder's equity:	
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000
Capital in excess of par value	66,192,000
Retained Earnings	57,461,268
Total stockholder's equity	123,669,268
Total Liabilities and Stockholder's equity	$586,131,833

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., (the "Company") is an institutional fixed-income securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

Securities Transactions and Revenue Recognition

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those services. Revenue is recognized when: (a) a contract with a client has been identified, (b) the performance obligation(s) in the contract have been identified, (c) the transaction's price has been determined, (d) the transaction's price has been allocated to each performance obligation in the contract, and (e) the Company has satisfied the performance obligation.

The following represents information on the recognition of the Company's revenue from contracts with customers:

Principal transactions revenue represents the actual mark-up and mark-down on securities sales to accounts and the unrealized gains and losses from securities owned and securities sold, not yet purchased. Principal transactions are recorded on the trade date of the transactions. Management reviewed the impact of any unsettled transactions and determined there are no material differences between the trade date and settlement date positions for the year ended December 31, 2022.

Securities owned and securities sold, net yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. See Note 3 - Fair Value.

Commissions and fees revenue represents commissions earned from executing customer transactions in equities, mutual funds and certificate of deposit placement fees. These transactions are recorded on a trade date basis.

Net interest trading revenue represents the coupon interest that the Company earns or pays on its securities positions.

Note 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk From Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risks on cash.

Receivable from and Payable to Brokers, Dealers, and Clearing Organization

Receivables from and payable to brokers, dealers, and clearing organizations include deposits of cash and/or securities with exchange clearing organizations. In addition, there are receivables and payables from fees and commissions arising from unsettled securities transactions.

Concentrations of Counterparty Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates, and market volatility and liquidity. The Company manages risk by setting and monitoring adherence to risk limits and by hedging its positions.

Note 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The provision for Federal income tax for the year ended December 31, 2022 is based on a separate return filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2023, which is the same date the financial statements were available to be issued.

Subsequent to year-end, the Company issued a $2.5 million ($2,500,000) dividend to its parent on January 9, 2023.

Note 3 - FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 - FAIR VALUE (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

	Level 1	Level 2	Level 3	Total
Assets				
Corporate/Other Debt	-	$490,698	-	$490,698
U.S. Govt. & Agency	-	398,448,157	-	398,448,157
U.S. Treasuries	30,310,935	-	-	30,310,935
Municipal Debt	-	64,992,039	-	64,992,039
Total securities owned	$30,310,935	$463,930,894	-	$494,241,829
Liabilities				
U.S. govt. & agency	-	$ 365,068,989	-	$365,068,989
U.S. Treasuries	42,587,340	-	-	42,587,340
Equities	38,844,835	-	-	38,844,835
Total Securities sold, not yet purchased	$81,432,175	$365,068,989	-	$446,501,164

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services, Ltd., provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2022 administrative expenses charged to the Company amounted to $300,000.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness as defined.

At December 31, 2022, the Company's net capital was $109,570,400 and its required net capital was $875,698. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .12 to 1.

Note 6 - EMPLOYEES' BENEFIT PLANS

The Company maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to the account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the year ended December 31, 2022 the Company elected not to make a matching contribution.

Note 7 - OPERATING LEASE OBLIGATIONS

The Company is a lessee in several operating leases for office space. Under ASC 842, Leases, a lessee is required to recognize a lease asset and a lease liability for operating lease arrangements greater than 12 months. The Company is a lessee in several operating leases for office space. The Company recognizes a right of use asset and a lease liability at the commencement date of the lease. Right of use assets and liabilities are recognized on the Company's balance sheet based at the present value of future lease payments relating to the use of the underlying asset during the lease terms. The Company uses its incremental borrowing rate as the discount rate in determining the present value of future lease payments since the implicit rate in the lease arrangement is not readily determinable. The incremental borrowing rate is based on the rate of interest it would have to pay on a collateralized basis to borrow an amount equivalent to the lease payments under similar terms and in a similar economic The rate is presently determined to be 6.0%.

Note 7 - OPERATING LEASE OBLIGATIONS (Continued)

The Company has operating leases for its primary operating facilities in Southfield, Michigan and Fort Lauderdale, Florida. They also lease facilities in various other states. The future minimum lease payments for these leases are summarized as follows:

Years Ended December 31	Amount
2023	438,112
2024	474,363
2025	478,278
2026	491,407
2027	402,064
2028-2033	1,547,328
Total	3,831,552
Imputed Interest Short Term	(46,354)
Imputed Interest Long Term	(959,260)
Total Operating Lease Balance	$2,825,938
Balance Sheet Operating Lease Asset & Liability	
Short Term Balance	391,758
Long Term Balance	2,434,180
Total Operating Lease Balance	2,825,938

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

For the year ended December 31, 2022, the total lease expense pursuant to the above operating leases amounted to $681,995.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.